Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On August 27, 2014, Integrys Energy Group, Inc. (“Integrys”) posted a Q&A document on Integrys’s intranet site that contained information on Integrys’s transaction with Wisconsin Energy Corporation as follows:

Questions & Answers about Wisconsin Energy Corporation's Acquisition of Integrys Energy Group
Aug. 27, 2014
FINAL

1.	Why has our stock price fallen? Shouldn’t it be closer to the buyout price?

A portion of the transaction value will be based on WEC’s stock price at the time of closing. What is fixed is the exchange ratio – 1.128 shares of WEC stock – plus $18.58 in cash for each TEG share. Based on closing prices of WEC on June 20, 2014, the value of the deal for TEG shareholders was $71.47. Both WEC and TEG stock prices have declined in recent weeks due to market conditions. Based on WEC’s closing price on August 8, 2014, of $43.41, the transaction value for TEG shareholders was $67.55.

As the transaction close approaches, TEG stock price should converge to the transaction value. However, this convergence will not occur evenly. Between now and closing, factors that may affect the difference between TEG’s stock price and the stock portion of the transaction value are, among other factors, the length of time to closing, our dividend, WEC’s dividend, the cost of capital, and the probability of closing.

2.
In the state filings, WEC projects the transaction to generate net savings in the range of 3%-5% of the new company’s non-fuel operations and maintenance expense over the next five to 10 years. Is WEC Energy Group expecting to achieve synergies as a result of the transaction?

The information in the filings represents the companies' initial request and are based on similar successful filings. The commissions and regulating agencies will have the final say, so the information in the filings may be different when all is said and done. In the filings, WEC projects that the transaction will generate net savings in the range of 3%-5% of the new company's non-fuel operations and maintenance expense over the next five to 10 years. Any savings that stem from a smaller or reduced workforce are expected to occur over time, primarily through attrition or other voluntary means.

3.
Is 1,953 the current number of full-time employees in Illinois at IBS, PGL and NSG? Does this include contractors? Has WEC committed to maintaining all of the existing full-time permanent jobs in Illinois for the two years after the reorganization closes?

The 1,953 full-time equivalent (FTE) employment positions mentioned in the Illinois filing includes Chicago-based employees working for PGL, NSG and Chicago-based IBS employees that support the utilities. It does not include contractor positions. The commitment is to maintain a full-time equivalency of 1,953 jobs for a two-year period.

It is important to remember that the state regulatory filings submitted on August 6 are the first step in the merger approval process. The information in these filings represents the companies' initial requests and is based on similar successful filings in the respective states. The commissions will have the final say, so this information may be different when all is said and done.

4.	If I sell company stock now that I owned at the announcement, would I still get the premium WEC is paying at the close of buying Integrys?

No, not really. At the time of closing, TEG shareholders will receive 1.128 shares of WEC plus $18.58 in cash for each TEG share owned at the time of the close. If a person were to sell his or her shares of TEG stock before the merger closes, then he or she will have no TEG shares to convert into WEC stock and cash at the closing of the transaction.

5.	Why is the acquisition beneficial to our customers?

The state regulatory filings from August 6 state the transaction will benefit customers, investors and the public by:

a.	Creating a larger and financially stronger utility company, with greater liquidity, improved access to capital and lower-cost debt.

b.	Enabling savings that will be passed along to customers over the long term.

c.	Enabling operating efficiencies by integrating best practices in distribution operations, large capital project management, gas supply, system reliability and customer service;

d.	Creating a diversified generation portfolio with a larger geographic footprint.

e.	Facilitating continued, prudent investment in essential utility infrastructure.

f.	Generating net savings in the range of 3%-5% of the new company's non-fuel operations and maintenance expense over the next five to 10 years

In the ICC filing, WEC has made a commitment to not seek base-rate increases for two years after closing.

6.	If staff reductions are deemed necessary by WEC, does this mean employees in Illinois will not be affected and reductions would come from TEG subsidiaries in other states?

As WEC indicated in each state's commission filing, any reductions in the workforce are expected to occur over time, primarily through attrition or other voluntary means. In the Illinois filing, WEC proposed to maintain a full-time equivalency of 1,953 jobs for a two-year period.

7.	Are employees allowed to apply for positions in other areas of the company, including other states?

Yes. Between now and the close of the transaction, employees can apply for jobs at Integrys as they did before the acquisition announcement.

8.	Are there plans to move out of the Aon Center?

No. At this time, there are no plans to move the operating headquarters from the Aon Center in Chicago.

9.	Are the executive compensation/severance payouts recoverable in rates?

Severance costs are not paid by rates.

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Additional Information and Where to Find It

In connection with the proposed merger transaction, on August 13, 2014, Wisconsin Energy filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 that includes a joint proxy statement of Wisconsin Energy and Integrys and that also constitutes a prospectus of Wisconsin Energy (which registration statement has not been effective). Integrys urges investors and shareholders to read the registration statement and joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.